

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

March 3, 2011

Mr. Kenneth S. Adessky
Chief Financial Officer
Global Clean Energy, Inc.
6040 Upshaw Ste. 105
Humble, TX 77396

> **RE:** **Global Clean Energy, Inc.**
> **Item 4.01 Form 8-K filed March 1, 2011**
> **File No. 0-30303**

Dear Mr. Adessky:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

2. You disclose that your former accountant's report contained a paragraph disclosing that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. It does not appear that the former accountant's reports included in the December 31, 2009 and 2008 Forms 10-K contained this paragraph. If true, please remove this statement in your amended Form 8-K. Otherwise, please advise.

3. The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection

with its reports. Your current disclosure only refers to your most recent fiscal year and the subsequent interim period ended February 16, 2011. Please amend your Form 8-K to refer to your two most recent fiscal years instead of just your most recent fiscal year. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

4. Item 304(a)(2) of Regulation S-K requires disclosure of any consultations with the newly engaged accountant during the two most recent fiscal years and any subsequent interim period prior to engaging that accountant. Your current disclosure only refers to your most recent fiscal year and the subsequent interim period ended February 16, 2011. Please amend your Form 8-K to refer to your two most recent fiscal years instead of just your most recent fiscal year.

5. Given that your former accountant is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. Please confirm that your new accountant will re-audit the financial statements for the year ended December 31, 2009, which will be included in your December 31, 2010 Form 10-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant